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Robert Goedert, P.C.	United States
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March 31, 2021

Via EDGAR Submission and Overnight Delivery

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Rebekah Lindsey
Kathleen Collins
Alexandra Barone
Jan Woo

Re:	Integral Ad Science Holding LLC (f/k/a Kavacha Topco, LLC)
Draft Registration Statement on Form S-1
Submitted March 31, 2021
CIK No. 0001842718

Ladies and Gentlemen:

Pursuant to the requirements of the Securities Act of 1933, as amended (the “Securities Act”), and Regulation S-T thereunder, Integral Ad Science Holding LLC (f/k/a Kavacha Topco, LLC), a Delaware limited liability company (the “Company”), has today confidentially submitted to the Securities and Exchange Commission (the “SEC”) an Amendment No. 1 (the “Amendment”) to the Confidential Draft Registration Statement on Form S-1 (the “Registration Statement”).

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Securities and Exchange Commission

March 31, 2021

On behalf of the Company, we are writing to respond to the comments raised in the letter to the Company, dated March 11, 2021, from the staff of the SEC (the “Staff”). The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in italics). Where applicable, we have also referenced in the Company’s responses set forth below the appropriate page numbers of the revised prospectus contained in the Amendment (the “Prospectus”) that addresses the Staff’s comment. In addition to addressing comments raised by the Staff in its letter, the Company has revised the Registration Statement to update certain other disclosures. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Prospectus.

Prospectus Summary

Our Sponsor, page 8

1. Please include a summary of the material terms of the director nomination agreement that provides Vista the right to designate all of the nominees for election to your board of directors for so long as Vista beneficially owns 40% or more of the total number of shares of your common stock. Please file the agreement as an exhibit.

Response

In response to the Staff’s comment, the Company has added the bolded disclosure below on page 9 of the Prospectus to include a summary of the material terms of the director nomination agreement that provides Vista the right to designate all of the nominees for election to the Company’s board of directors for so long as Vista beneficially owns 40% or more of the total number of shares of the Company’s common stock. The Company advises the Staff that it will file the form of this agreement in a subsequent filing when the form is finalized.

“We have a valuable relationship with our equity sponsor, Vista. We are party to a director nomination agreement (the “Director Nomination Agreement”) with Vista that provides Vista the right to designate nominees to our board of directors (the “Board”), subject to certain conditions. The Director Nomination Agreement will provide Vista the right to designate: (i) all of the nominees

Securities and Exchange Commission

March 31, 2021

for election to our Board for so long as Vista beneficially owns 40% or more of the total number of shares of our common stock it owns as of the date of this offering; (ii) a number of directors (rounded up to the nearest whole number) equal to 40% of the total directors for so long as Vista beneficially owns at least 30% and less than 40% of the total number of shares of our common stock it owns as of the date of this offering; (iii) a number of directors (rounded up to the nearest whole number) equal to 30% of the total directors for so long as Vista beneficially owns at least 20% and less than 30% of the total number of shares of our common stock it owns as of the date of this offering; (iv) a number of directors (rounded up to the nearest whole number) equal to 20% of the total directors for so long as Vista beneficially owns at least 10% and less than 20% of the total number of shares of our common stock it owns as of the date of this offering; and (v) one director for so long as Vista beneficially owns at least 5% and less than 10% of the total number of shares of our common stock it owns as of the date of this offering. The Director Nomination Agreement will also provide that Vista may assign such right to a Vista affiliate. The Director Nomination Agreement will prohibit us from increasing or decreasing the size of our Board without the prior written consent of Vista. See “Certain Relationships and Related Party Transactions—Related Party Transactions—Director Nomination Agreement” for more details with respect to the director nomination agreement.”

Summary Consolidated Financial Data, page 13

2. Please revise here, and in the Selected Consolidated Financial Data, to present the most directly comparable GAAP measure to your non-GAAP measure of Adjusted EBITDA margin with equal or greater prominence. Refer to Question 102.10 of the non-GAAP C&DIs .

Response

In response to the Staff’s comment, the Company has revised its disclosure on pages 15 and 72 of the Prospectus to present the most directly comparable GAAP measure to the Company’s non-GAAP measure of Adjusted EBITDA margin by presenting net loss margin with equal or greater prominence than Adjusted EBITDA margin.

Securities and Exchange Commission

March 31, 2021

Risks Related to Being a Public Company

We have identified material weaknesses . . ., page 46

3. Please revise to clarify what remains to be completed in your remediation plan, if anything. Also, if the material weakness has not been fully remediated, revise to disclose your estimate of how long it will take to complete your plan and disclose any material costs you have, or expect to be, incurred.

Response

In response to the Staff’s comment, the Company has revised its disclosure to include the following bolded language on page 49:

“We have begun to implement accounting policies with respect to maintaining evidence in the operation of control procedures and also begun to implement appropriate segregation of duties in the operation of manual controls. The material weaknesses will not be considered remediated until management completes the design and implementation of the measures described in the bullet points above and the controls operate for a sufficient period of time and management has concluded, through testing, that these controls are effective.

We are working to remediate the material weaknesses as efficiently and effectively as possible and expect full remediation could potentially go beyond December 31, 2022. At this time, we cannot provide an estimate of costs expected to be incurred in connection with implementing this remediation plan; however, these remediation measures will be time consuming, incur significant costs, and place significant demands on our financial and operational resources.”

We are an “emerging growth company” and we expect to elect to comply..., page 47

Securities and Exchange Commission

March 31, 2021

4. Please revise to state that because of your election to take advantage of the extended transition provisions for complying with new or revised accounting standards, your financial statements may not be comparable to companies that comply with public company effective dates.

Response

In response to the Staff’s comments, the Company has added the bolded disclosure on page 50 of the Prospectus to statement requested by the Staff.

“We have elected to “opt-in” to this extended transition period for complying with new or revised accounting standards and, therefore, we will not be subject to the same new or revised accounting standards as other public companies that comply with such new or revised accounting standards on a non-delayed basis. Our financial statements may not be comparable to companies that comply with public company effective dates because of this election.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 73

5. Please disclose the basis for your claim that you are a leading digital advertisings verification company. Please clarify whether the basis for your leadership is supported by quantitative criteria such as market share by revenues or similar measures.

Response

In response to the Staff’s comment, the Company has revised the disclosure throughout the document to clarify that IAS is a leading digital advertising company by revenue and has included the bolded language below on pages 3 and 94 of the Prospectus in the “Our Market Opportunity” section:

“Our statement that we are a leading digital advertising verification company is based on an independent third party market study by Frost & Sullivan we commissioned. The study shows we are a leader in global market share by revenue, including leading in international markets such as EMEA and APAC by revenues in those regions, respectively.”

Securities and Exchange Commission

March 31, 2021

Key Factors Affecting Our Performance, page 75

6. Please revise to disclose your customer churn for your top 100 customers for all periods presented. Also, disclose the percentage of revenue generated from these customers and to the extent such customers do not account for a significant majority of your revenue, revise to also provide churn for your remaining customer base.

Response

The Company replaced churn with net revenue retention to provide investors with a more meaningful measure and to better capture how customer turnover in a given period impacts revenue. In addition, the Company has broadened the scope from the top 100 customers to any customer exceeding $3,000 in revenue to highlight trends more broadly across this customer base, while excluding the smallest customers that are not critical to the Company’s long-term strategy.

Key Business Metrics, page 77

7. Please revise the net revenue retention disclosures to provide the percentage of revenue generated by your large customers for each period presented. Also, disclose the net revenue retention rate for your other customers to provide context to this disclosure or tell us how you concluded such disclosure was not necessary. In this regard, we note that increasing sales to your existing customer base is a key factor affecting your performance. Refer to Release No. 33-10751.

Response

In response to the Staff’s comment, the Company has modified the definition of its net revenue retention metric to capture all customers who spend more than $3,000 during a trailing twelve-month period and notes that for the years ended December 31, 2020 and December 31, 2019, our customers who spent more than $3,000 during a trailing twelve-month period contributed greater than 98% of total revenues. The Company advises the Staff that it has concluded that including all customers (other than those spending a de minimis amount in a period) is a more appropriate measure of its performance in light of its growth strategy to increase sales to its existing customer base. The definition below on pages 79 of the Prospectus have been revised as follows:

Securities and Exchange Commission

March 31, 2021

“Net revenue retention

We define net revenue retention as a metric to reflect the expansion or contraction of our customers’ revenue by measuring the period-over-period change in revenues from customers who were also customers in the prior period. As such, this metric includes the impact of any churned, or lost, customers from the prior period as well as any increases or decreases in their spend, including the positive revenue impacts of selling new services to an existing customer. The numerator and denominator includes revenue from all customers that we served and from which we recognized revenue in the earlier of the two periods being compared. We define a “customer” as any account that spends at least $3,000 in the trailing twelve months. We calculate our net revenue retention as follows:

Numerator: The total revenue earned during the current period from the cohort of customers in the prior period.

Denominator: The total revenue earned during the immediately preceding period from such cohort of customers in such period.

The quotient obtained from this calculation is our net revenue retention rate. We have generated strong historical net revenue retention rates, with 112% for the year ended December 31, 2019 and 108% for the year ended December 31, 2020.

Our calculation of Net Revenue Retention may differ from similarly titled metrics presented by other companies.”

Securities and Exchange Commission

March 31, 2021

8. Please clarify your reference to total “net revenue” in the calculation of average revenue per large customer. Specifically address whether such amount represents GAAP revenue or explain.

Response

The Company advises the Staff that it has removed average revenue per large customer as a key business metric in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section of the Prospectus. Additionally, in response to the Staff’s comment, the Company has included the bold disclosure below on pages 6 and 95 of the Prospectus to remove its reference to “net revenue” in the calculation of average revenue per top 100 customers.

“We define average revenue per top 100 customers as our total revenue from our top 100 customers by revenues in a given reporting period divided by 100.”

9. You disclose that acquiring new customers, increasing market share and expanding operations internationally are key factors affecting your performance. Please tell us any metrics or other information you use to evaluate your success in these areas and how you considered the need to disclose such information. Refer to Release No. 33-10751.

Response

The Company advises the Staff that it tracks number of customers, number of large customers and net revenue retention, in addition to certain Non-GAAP financial metrics, to evaluate its success in acquiring new customers domestically and internationally and expanding its market share globally. The Company has disclosed these financial metrics and key performance indicators throughout the Prospectus because Company management believes they provide the most relevant framework for the Company and its investors to evaluate the Company’s business and measure the Company’s success against the factors affecting its performance as set forth in the Prospectus.

Securities and Exchange Commission

March 31, 2021

Results of Operations, page 81

10. To better illustrate the impact of pricing and volume changes on your revenue, please revise to provide the total number of impressions delivered during the reported periods, the average cost per impression or percentage changes in each. Also, if material, disclose the reasons underlying changes in these factors during the reported periods. Refer to section III.B.4 of Release No. 33-8350s.

Response

In response to the Staff’s comment, the Company has revised its disclosure to include the following language in bold on page 82:

“Total revenue increased by $27.1 million, or 13%, for the year ended December 31, 2020 compared to the year ended December 31, 2019. Total revenue increased primarily due to an increase in our programmatic revenue of $18.9 million attributable to growth in volumes of impressions of 8% and an increase of 18% in average CPMs. Of the 18% increase in average CPMs, half or 9% of that growth was attributable to the launch of our Context Control solution launched in early 2020. Revenue from our advertiser direct customers increased by $8.7 million attributable to growth in volumes of impressions of 13% partially offset by a decrease of 5% in average CPMs due to changes in mix from open web towards social platforms. The increases in revenue were partially offset by a decline of $2.2 million in our supply side revenue.”

11. Please quantify the impact of each material factor you discuss to provide readers with better insight into the underlying reasons for the changes in your results between reported periods. Where a material change is attributable to two or more factors, including any offsetting factors, please provide quantification of the contribution of each identified factor. Refer to Item 303(a)(3) of Regulation S-K and Section III.D of SEC Release No. 33-6835.

Securities and Exchange Commission

March 31, 2021

Response

In Response to the Staff’s comments, the Company has included the requested disclosure throughout its period-over-period results of operations comparisons in its “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Critical Accounting Policies, page 85

12. To provide an indication of the level of judgment present in your revenue policies, please revise to disclose the percentage of revenue generated from usage-based contracts with no substantive minimum commitments.

Response

In response to the Staff’s comment, the Company has revised the disclosure on p. 80 to read as follows:

“A significant majority (i.e., over 90%) of the Company’s contracts for the years ended December 31, 2020 and 2019 are usage-based contracts with no substantive minimum commitments.”

13. Please tell us why you have not included a discussion of the judgments involved in determining the value of your units for calculating equity based compensation. Refer to Section V of SEC Release No. 33-8350.

Response

In response to the Staff’s comment, the Company has revised its disclosure to include the following bolded language on page 90:

“Unit Valuation

Because our units are not publicly traded, our Board determines the fair value of our units. Their determinations are based, in part, upon valuations provided by third-party valuation firms. Our Board exercises reasonable judgment and considers numerous objective and subjective factors to determine the best estimate of the fair value of our units in accordance with the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately-Held Company Equity Securities Issued as Compensation, or the AICPA Guide. The factors considered by our Board in estimating the fair value of our units include the following:

•	Contemporaneous valuations performed regularly by unrelated third-party specialists;

Securities and Exchange Commission

March 31, 2021

•	Our historical operating and financial performance;

•

Likelihood of achieving a liquidity event, such as the consummation of an initial public offering or the sale of our company given prevailing market conditions and the nature and history of our business;

•	Market multiples of comparable companies in our industry;

•	Market multiples of current acquisitions in our industry;

•	Stage of development;

•	Industry information such as market size and growth;

•	The lack of marketability of our securities because we are a private company; and

•	General macroeconomic conditions.

In valuing our units, our Board determines the value using both the income and the market approach valuation methods. The income approach estimates value based on the expectation of future cash flows that a company will generate. These future cash flows are discounted to their present values using a discount rate based on our weighted average cost of capital, or WACC. To derive our WACC, a cost of equity was developed using the Capital Asset Pricing Model and comparable company betas, and a cost of debt was determined based on our estimated cost of borrowing. The costs of debt and equity were then weighted based on our actual capital structure. The market approach estimates value based on a comparison of our company to comparable public companies in a similar line of business. From the comparable companies, a representative market multiple is determined and subsequently applied to our financial results to estimate our enterprise value. Also, our market approach factors in multiples on recent acquisitions in our industry.

Securities and Exchange Commission

March 31, 2021

Application of these approaches involves the use of estimates, judgment and assumptions that are highly complex and subjective, including those regarding our future expected revenue, expenses, cash flows, discount rates, market multiples, the selection of comparable public companies and the probability of future events. Changes in any or all of these estimates and assumptions impact our valuations at each valuation date and may have a material impact on the valuation of our common stock. Following this offering, it will not be necessary to determine the fair value of our units, as our shares will be traded in the public market.”

Management, page 104

14. Please list the names and ages of the company’s directors and/or director nominees, as well as the positions and offices held by such persons. Refer to Item 401 of Regulation S-K.

Response

The Company advises the Staff that the Company’s Sponsor is in the process of identifying director nominees to serve on the Company’s board of directors upon completion of the offering. The Company advises the Staff that it will include all information required by Item 401 of Regulation S-K with respect to its directors and director nominees in a subsequent amendment to the Registration Statement.

Principal Shareholders, page 119

15. Please disclose the natural person or persons who exercise the voting and/or dispositive powers with respect to the securities owned by Atlas Venture Fund VIII, L.P.

Response

In response to the Staff’s comment, the Company has revised its disclosure on page 123 of the Prospectus to include the names of the natural persons who exercise voting and dispositive power with respect to the securities owned by Atlas Venture Fund VIII, L.P.

Consolidated Financial Statements

Note 2. Summary of significant accounting policies

(n)_Revenue Recognition, page F-11

Securities and Exchange Commission

March 31, 2021

16. Please disclose how often you invoice customers and when payment is typically due. Please also clarify whether you provide a right of refund to your customers. Refer to ASC 606-10-50-12.

Response

In response to the Staff’s comment, the Company has revised its disclosure to include the following language in bold:

“(n) Revenue Recognition, page F-12

The Company bills customers monthly based on the impressions delivered each month. Invoices are typically issued with net 30-days to net 90-days terms and customers do not have a contractual right to refunds for the impressions delivered. Cash payments received prior to the Company’s delivery of its services are recorded to deferred revenue until the performance obligation is satisfied.”

Note 12. Equity-based compensation, page F-24

17. Please disclose the nature of the liquidity and exit event vesting provisions for the Long-Term Incentive Payment (LTIP) and Return Target Option awards. Also, describe for us the equity return multiple and unitholder return threshold criteria that must be met in order for these awards to vest. Clarify how many of your options and LTIPs would be vested if such provisions were met along with the related compensation cost that would be recognized. Lastly, tell us your consideration to include any expense incurred upon effectiveness of the IPO for these awards in your pro forma earnings per share and balance sheet disclosures in the forepart of the filings.

Response

In response to the Staff’s comment, the Company has revised its disclosure to include the following language in bold on page F-26 and F-27, respectively:

“Integral Ad Science Holding LLC Long-Term Incentive Plan

Securities and Exchange Commission

March 31, 2021

During 2018, the Company adopted the Long-Term Incentive Plan (LTIP). Under the LTIP, certain employees of the Company and its subsidiaries were granted long-term target incentive cash awards which will be payable subject to continued employment, upon the sale of the Company, or, sale to a third party of at least 50% of the Vista’s equity interest, provided if such sale of equity interests is through a public offering (whether initial or secondary), it would require the transfer of an aggregate of at least 75% of Vista’s equity interest and the achievement of a total equity return multiple of 3.0 or greater. Total equity return multiple is computed based on the quotient of the cumulative total of all cash distributions or cash proceeds received, divided by Vista’s total investment in the Company. The total amount of long-term incentive cash awards based on achieving a total equity return of 3.0 as of December 31, 2019 and 2020 are $8,410 and $10,560, respectively. As the multiple is tied to an equity return multiple, any compensation charge associated with these awards is considered equity-based compensation in accordance with U.S. GAAP. Since the liquidity events described above are contingent and generally not considered probable until the event occurs, no compensation expense for the LTIP has been recognized for the years ended December 31, 2019 and December 31, 2020.”

“Return Target Options vest upon the sale of the Company, or, sale or transfer to any third party of units, as a result of which, any person or group other than Vista obtains possession of voting power to elect a majority of the Company’s board of directors or any other governing body and the achievement of a total equity return multiple of 3.0 or greater. An option holder must be an employee of the Company at the date when these conditions are achieved. No expense has been recorded for the Return Target Options for the years ended December 31, 2019 and December 31, 2020. Unrecognized equity-based compensation related to the Return Target Options for the years ended December 31, 2019 and 2020 were $4,705 and $5,652, respectively. As fully vested and exercised Time-Based Service Options can be repurchased by the Company at cost upon resignation of the employee, the Company has determined that the Time-Based Service Options as presently structured does not provide the holder of the award with the potential benefits associated with an equity award holder. As such, these awards are not being accounted for as an equity-based award but rather compensation cost will be recognized when the benefit to the employee is probable.”

In response to the Staff’s comment regarding inclusions of equity-based compensation to be incurred upon effectiveness of the IPO in our pro forma earnings per share and balance sheet disclosures, the Company would note that the vesting provisions, described above and as currently stated in the Long-Term Incentive Plan (“LTIP”) and the 2018 Unit Option Plan (“2018 Unit Option Plan”), are not expected to be met upon the IPO. The Company expects

Securities and Exchange Commission

March 31, 2021

to be a controlled company by Vista post-IPO, and therefore, the vesting conditions under the LTIP which require a sale of at least 75% of Vista’s equity interest or the sale of equity interest resulting in a loss of control for Vista under the 2018 Unit Option Plan, are not expected to be met at the time of the IPO. As a result, the Company does not plan to adjust its disclosures around pro forma earnings per share and balance sheet disclosures.

18. Please disclose the fair value of the underlying units (or a range of values) for each period presented as this appears to be a significant assumption used in determining the grant date fair value of your LTIP and option awards. Refer to ASC 718-10-50-2(f)(2).

Response

In response to the Staff’s comment, the Company has revised its disclosure in Note 2. Summary of significant accounting policies — (r) Equity-based compensation to include the following language in bold:

“For awards subject to performance and market conditions, the fair value of each option grant is estimated on the date of grant using a modified Black-Scholes Option model and a Monte Carlo simulation, which utilizes multiple inputs to estimate the probability that market conditions will be achieved. The models require highly subjective assumptions as inputs, including the following:

Expected term — The expected term for awards subject to market and performance conditions, represents the weighted-average period the stock options are expected to be outstanding.

Expected volatility — The Company estimated its future stock price volatility based upon observed option-implied volatilities for a group of peer companies. The Company believes this is the best estimate of the expected volatility over the weighted-average expected term of its option grants. The Company will continue to analyze the historical stock price volatility and expected term assumptions as more historical data for the Company’s common stock becomes available.

Securities and Exchange Commission

March 31, 2021

Risk-free interest rate — The risk-free interest rate is based on the implied yield currently available on U.S. Treasury instruments with terms approximately equal to the expected term of the option.

Expected dividend — The expected dividend assumption was based on the Company’s history and expectation of dividend payouts. The Company currently has no history or expectation of paying cash dividends on its units.

Fair value of the units— The fair value of the units underlying the options has historically been determined by the Company’s board of directors. Because there has been no public market for the units, the board of directors exercises reasonable judgment and considers numerous objective and subjective factors to determine the best estimate of the fair value of the units, including independent third-party valuations of the units, operating and financial performance, and general and industry-specific economic outlook, amongst other factors.

The fair value of the Company’s option grants is estimated at the grant date using the Monte Carlo simulation model based on the following weighted average assumptions:

	2019	2020
Estimated fair value	$379.68	$637.86
Exercise price	$1,011.07	$1,637.53
Expected volatility (%)	62.0%	72.0%
Expected term (in years)	5.58	4.10
Risk-free interest rate (%)	2.22%	0.35%
Dividend yield	—	—

The Company proposes to move the table containing the assumptions described above from Note 12. Equity-based compensation to Note 2. Summary of significant accounting policies — (r) Equity-based compensation.

Securities and Exchange Commission

March 31, 2021

In response to the Staff’s comment to disclose a significant assumption used in determining the grant date fair value of the LTIP, the Company advises the Staff that the LTIP is a cash incentive plan and therefore, the value of the award would be based on the cash paid upon settlement. In addition, as indicated in our response above, the Company will disclose the total amount of unrecognized compensation costs relating to the long-term incentive cash awards based on achieving a total equity return of 3.0 for the years ended December 31, 2019 and December 31, 2020.

19. Please provide us with a breakdown of all equity-based compensation awards granted during the year ended December 31, 2020 and to date in fiscal 2021, and include the fair value of the underlying units at the date of such grants. To the extent there were any significant fluctuations in the fair values from period-to-period, describe for us the factors that contributed to these fluctuations, including any intervening events within the company or changes in your valuation assumptions or methodology, underlying units used to value such awards.

Response

The Company advises the Staff that it has granted 6,728 time-based options and 3,364 return target options since January 1, 2020. As further described below, since the time-based options are not within the scope of ASC Topic 718 Compensation – Stock Compensation (“ASC 718”), the fair value of the time-based options is $0. For the return target options while a fair value has been established, the Company has not recognized any compensation expense on account of these grants.

The Company advises the Staff that immediately prior to the effectiveness of the Company’s Registration Statement, Integral Ad Science Holding LLC will convert into a Delaware corporation pursuant to a statutory conversion and will change its name to Integral Ad Science Holding Corp. (the “Statutory C-Corp Conversion”). The Company will amend and restate its existing 2018 Unit Option Plan with an amended and restated 2018 stock option plan that will be effective concurrent with the corporate conversion upon an IPO. The Company will adjust the outstanding awards under its existing 2018 Unit Option Plan to reflect the Statutory C-Corp Conversion.

Securities and Exchange Commission

March 31, 2021

Time-based service options –The 2018 Unit Option Plan currently includes a repurchase feature, wherein the units can be repurchased by the Company at cost upon resignation of the employee. As a result, the Company determined that the time-based service options were not within the scope of ASC 718, as the options do not provide the holder of the award with the potential benefits associated with being an equity award holder. Pursuant to the terms of the 2018 Unit Option Plan, the time-based service options in Integral Ad Science Holding LLC are expected to be adjusted to reflect the Statutory C-Corp Conversion. In addition, it is expected that the repurchase feature contained in the 2018 Unit Option Plan would be removed. As a result of this adjustment, these awards would become subject to the guidance in ASC 718 and a grant date would be established which is expected to be the date of the IPO. The Company would recognize the grant date fair value of these awards upon the price to the public in the IPO. To the extent the newly issued equity instruments provide credit for a prior service period, equity-based compensation would be recognized for the vested options. As such, the fair value of the time-based service options (which comprise of 67% of the total options outstanding) would be determined based on the Company’s IPO price. Therefore, the fluctuations in fair value of the underlying units pre-IPO is not relevant since the pre-IPO valuation or fair values would not be used to recognize equity-based compensation expense in the Company’s financial statements. Instead, equity-based compensation as described above, would be based on the IPO price and recognized at the IPO. Company notes that it has added the following bolded paragraph on page 89 to provide investors with information relating to these compensation expenses that will be recognized at the time of the IPO:

We also expect to incur additional costs as a result of the successful completion of this offering. We have granted time-based service options under our 2018 Unit Option Plan (the “2018 Plan”). The time-based options vest over four years with 25% vesting after 12 months and an additional 6.25% vesting at the end of each successive quarter thereafter. The 2018 Plan currently includes a repurchase feature, wherein the units can be repurchased by the Company at cost upon resignation of the employee. The time-based service options in Integral Ad Science Holding LLC are expected to be adjusted in connection with this offering to reflect the Company’s conversion to a C-Corp. In addition, it is expected that the repurchase feature would be removed. As a result of this adjustment, a grant date would be established which is expected to be the completion date of this offering and the Company would recognize the grant date fair value of these awards upon the price to the public in this offering. As such, the fair value of the time-based service options (which comprise of 67% of the total options outstanding) will be determined based on the price to the public in this offering. Upon the successful completion of this offering, assuming an initial public offering price of $         per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, we would recognize approximately $         million of compensation expense relating to the time-based service options.

Return target options – Under the terms of the 2018 Unit Option Plan, the return target options vest upon a sale of the Company, or, sale or transfer to any third party of units as a result of which, any person or group other than Vista obtains possession of voting power to elect a majority of the Company’s board of directors or any other governing body and the achievement of a total equity return multiple of 3.0 or greater. An option holder must be an employee of the Company at the date when these conditions are achieved. Since the vesting of the return target options, as currently drafted, is expected to be triggered only in the case of a sale or loss of control for Vista, it does not contemplate other liquidity scenarios such as a public offering. Concurrent with the effectiveness of the Company’s IPO, the return target options in Integral Ad Science Holding LLC are expected to be exchanged for a certain number of options, RSUs or other form of equity instruments in Integral Ad Science Holding Corp. with the vesting conditions modified as described above. Vesting of the new awards will be based on realized cash return of Vista’s equity investment. As a result of this modification, the Company would calculate the fair value of the newly issued equity awards and recognize the incremental compensation cost in its post-IPO financial statements. The fluctuations in fair value of the pre-IPO units are not relevant to the Company’s financial statements since the pre-IPO valuation or fair values are not expected to be used in recognition of equity-based compensation in the Company’s financial statements.

Securities and Exchange Commission

March 31, 2021

The Company advises the Staff that based on the expected exchange of the outstanding awards described above, the equity-based compensation expense would first be recognized in the Company’s financial statements based on a fair value of the units post-IPO. Because no compensation expense has been recognized in respect of the pre-IPO awards due to their terms as outlined above, the fair market value determinations of the Board in relation to those grants relative to the price to the public in the IPO will not impact historic compensation expense.

Exhibits

20. Please file a consent for the third-party strategy consulting firm that provided the 2021 market study. Refer to Rule 436 of the Securities Act.

Response

The Company advises the Staff that it has filed the consent of the Frost & Sullivan study commissioned by the Company as Exhibit 23.3 in this Amendment to the Registration Statement.

21. Please file the executive employment agreements as well as all material leases as exhibits to the registration statement. Refer to Item 601(b)(10) of Regulation S-K.

Response

In response to the Staff’s comment, the Company has filed as exhibits 10.11 through 10.19 to the Amendment its executive employment agreements and material lease.

General

22. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communication.

Securities and Exchange Commission

March 31, 2021

Response

The Company advises the Staff that it has supplementally provided the Staff a copy of its “testing the waters” presentation used for presentations to potential investors.

23. You state that you have contracts with DSPs and proprietary platforms, such as Google, Facebook, Amazon and The Trade Desk, and that termination of these contracts would materially affect your revenue and results of operations. Please provide the material terms of your agreements with these companies, including the revenue-sharing arrangements. To the extent material, disclose the percentage of total revenue attributable to each of the agreements for all periods presented.

Response

The contracts that we have with the proprietary platforms we work with, such as Facebook and YouTube, are essentially data sharing agreements. These agreements allow us to provide our advertiser customers with measurement and targeting solutions specific to these proprietary platforms. Accordingly, revenue is not attributable to any proprietary platform, but rather is attributable to our advertiser clients pursuant to the contractual arrangements we have in place.

The material terms of our contracts with proprietary platforms generally include mutually agreed upon data elements and signals that each respective proprietary platform provides to us that enable us to provide advertisers with measurement and, with certain proprietary platforms, targeting solutions. In each relationship with a proprietary platform, the proprietary platform reserves the right to share or not share data with us and provides its data “as is.” The other material terms of our contracts include the right for the proprietary platform to terminate its agreement with us without cause and subject to short notice periods, as well as security and privacy obligations. If proprietary platforms limit our access to their data or elect to exercise their right to terminate, then we will be unable to provide, and therefore bill, for our measurement and targeting solutions to advertisers.

Securities and Exchange Commission

March 31, 2021

The contracts with DSPs, such as Google DV 360 and The Trade Desk, are structured as resale and sublicense arrangements. In these arrangements, the DSPs expose our pre-bid and contextual targeting solutions on their platforms to our advertiser clients, and then the DSPs collect the associated fees on our behalf. We are primarily responsible for providing these services directly to our customers and have latitude in establishing the sales price with our customers. We record revenue for the gross amounts paid by the customers for these services. No revenue is attributable to the DSPs since they are an agent and receive a fee which is recorded within cost of revenue in our Statement of Operations.

Depending on the DSP, certain of our contracts grant such DSP a license to our measurement solutions that enable the DSP to monitor and measure its inventory against our viewability, ad fraud and brand safety and suitability metrics. Our contracts typically have 12-month terms with automatic renewal provisions that provide DSPs with the right to elect to not renew on 30 to 90 days’ prior notice. Accordingly, the terms of the individual contracts with DSPs and proprietary platforms are not material to an investor’s understanding of our business because we do not derive any revenue from these contracts and the fee we pay these platforms pursuant to those contracts is reflected as cost of revenue in our Statement of Operations and Comprehensive Loss.

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Securities and Exchange Commission

March 31, 2021

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 862-7317 or Michael Keeley at (312) 862-2144.

Sincerely,

/s/ Robert Goedert, P.C.

Robert Goedert, P.C.

cc:	Joseph Pergola

Integral Ad Science Holding LLC